April 3, 2006



Mail Stop 6010



Fumihiro Kozato
President and Chief Executive Officer
Techwell, Inc.
408 East Plumeria Drive
San Jose, CA 95134

Re:	Techwell, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	Filed March 20, 2006
	         File No. 333-130965
Dear Mr. Kozato:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Prospectus Summary, page 1
1. Please tell us why you have named only your third largest customer in the addition on page 1. Include in your response an analysis of why identifying only this customer provides an objective representation of your customer base.
2. Please tell us where you have provided the consents mentioned in response to previous comment 6.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 29
-Critical Accounting Policies- page 31
-Stock-based Compensation, page 33
3. You state in a separate correspondence to us dated March 20,
2006
that you determined the enterprise value using a market approach. Revise this section to provide a discussion of how you determined the enterprise value and how such value is allocated between the liquidation of the preferred stock and the common stock. For example, if you use the option pricing model you should discuss this fact and any key assumptions used in this model (-like
volatility).
4. You state that the total enterprise value based on the midpoint of
the underwriters` preliminary estimate on March 9, 2006 is approximately 45% higher than the enterprise value reported by the valuation specialist as of December 31, 2005. You further state such difference in enterprise value between these two dates is
primarily a
result of the growth from December 31, 2005 to March 9, 2006 in the
market multiples of comparable companies used in the valuations. Please explain the factors that contributed to the increase in market multiples during this period and why you believe these factors also
impacted your growth for the same period.  Additionally, tell us your
growth rate for the period December 31, 2005 to March 9, 2005 and why
you believe such companies are comparable to you.   Tell us the
names
of the companies you have included as comparables.
5. Please tell us and revise your MD&A discussion to provide the following additional disclosures:
* Please include a discussion of the significant factors contributing to the change in fair value for the following time periods-November
17, 2005 ($5.50), January 31, 2006 ($8.00) and the estimated IPO price at March 9, 2006 ($12.00). Indicate any changes in your business that was not available at the time the respective valuations were performed and the estimated IPO price at March 9, 2006.
* Disclose the intrinsic value of the outstanding vested and unvested options based upon the estimated IPO price and the options outstanding as of the most recent balance-sheet date.
Significant Deficiencies, page 36
6. The last full paragraph on page 36 implies that you have a number of additional control deficiencies that are not identified in your disclosure. Please identify those deficiencies.
Contractual Obligations, page 46
7. Please note that you should not limit disclosure in this table to cash obligations. Please revise.
Legal Proceedings, page 60
8. Please expand your response to prior comment 10 to explain to us why you believe that the matter will not have a material adverse impact. Include in your response the role of the intellectual property at issue in your products and the portion of your revenue derived from products using the intellectual property.
Related Party Transactions, page 69
9. We note the last sentence of your response to prior comment 24 and your response to comment 39. Please address Regulation S-K Item 601(b)(10) which requires the filing of contracts that were entered into not more than two years before the filing regardless of whether they are to be performed after the filing.
10. We reissued prior comment 26 in part. Please note your obligation to provide the disclosure required by Regulation S-K Item
404 for the last three fiscal years; see instruction 2 to Item
404.
11. Please disclose the terms of Mr. Kozato`s acquisition of common stock.
Principal and Selling Stockholders, page 71
12. Given your response to prior comment 28, it is unclear why your group ownership disclosure refers to 8 persons while you identify more than eight people on page 61. Please revise or advise.
13. We note your response to our comment 29. We reissue the comment.
Please explain the terms, including expiration, price and origination of the right of repurchase for the shares you describe in the footnotes.
Directed Share Program, page 81
14. Please disclose any lock-up requirements associated with your directed share program.

Consolidated Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-7
15. Reference is made to the line item-other assets in the cash flows from investing activities section. Please revise to reflect the gross cash inflows and outflows with a description of such inflows and outflows.
Notes to Consolidated Financial Statements, page F-8
Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-8
16. We re-issue our prior comment 34 which is included in our comment letter dated February 7, 2006 in its entirety.
Signatures
17. We note your reference to "Amendment No. 1." Please ensure that your Signatures page refers to the correct filing.
Exhibits
18. We note your reference to free writing prospectuses in exhibit
1.1. Your use of free writing prospectuses seems to conflict with your statement on the page containing the prospectus table of contents that investors should rely only on the information in the prospectus.
Exhibit 99.1
19. Please file a consent that makes clear that the valuation specialist consents to the specific manner in which you refer to its report in your registration statement, not merely that it consents to references in general.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

You may contact Tara Harkins at (202) 551-3639 or in her absence, Michele Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

      Sincerely,




							Russell Mancuso
							Branch Chief

cc:	Davina Kaile, Esq.